November 8, 2012

Via e-mail and EDGAR submission

Mr. Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dana Holding Corporation

Form 10-K for the year ended December 31, 2011

Filed February 23, 2012

File No. 001-01063

Dear Mr. Dobbie:

On behalf of Dana Holding Corporation (“Dana”), I submit our response to the comments in your letter dated October 25, 2012 related to Dana’s Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2012. Our responses to the comments are set forth below. For ease of reference, the comments are also set forth below in their entirety.

Annual Report on Form 10-K for the year ended December 31, 2011

Item 1. Business, page 1

Sources and Availability of Raw Materials, page 4

Comment 1.

We note your disclosure that you are dependent on single-source suppliers for some components of your products. In future filings, please include a chart or similar graphical presentation section identifying the single source supplier(s) and the components referenced in this section.

Response:

Single-source supply arrangements are customary and ordinary course in our business. In most instances, there are alternative sources of supply that we could access in the event circumstances with an existing single-source supplier required such action. Additionally, we typically have the contractual right and technical capability to move component production to alternative suppliers.

We routinely monitor the financial condition and performance of our significant suppliers and take appropriate actions when considered necessary to minimize the risk of any product supply disruption. Based on the above, we believe that in the event a significant single-source supplier were unable to perform, alternative supply sources could be accessed at a cost and within a period of time that would not be materially adverse to our consolidated results of operations. Accordingly, we do not believe that inclusion of a chart or similar graphical presentation relating to single-source suppliers would provide meaningful disclosure to investors. We will modify our disclosure in future filings to incorporate the above comments and more fully describe the nature of our single-source supplier relationships.

Item 1A. Risk Factors, page 6

We may be adversely impacted by new laws, regulations or policies, page 7

Comment 2.

We note the MD&A disclosure in your Form 10-Q for the quarter ended June 30, 2012 that commercial vehicle sales in Brazil have contracted during 2012, generally attributed to the introduction of new engine emissions standards. In future filings, please update this risk factor to describe the specific risks relating to emissions standards in Brazil and other major international markets, including a discussion of any anticipated material effects of the new standards on your production and sales in Brazil.

Response:

As requested, we will update the above-mentioned risk factor to include specific risks relating to emissions standards in Brazil and any other major international markets in which we conduct business, including a discussion of any anticipated material effects of new standards.

Item 7. Management’s Discussion and Analysis, page 14

Sales, Earnings and Cash Flow Outlook, page 18

Comment 3.

You state in your discussion of cost of sales on page 20 that material commodity prices increased in 2011. In future filings, please quantify the impact of increased commodity prices and other material factors that are responsible for changes in your cost of sales. Please also include a discussion and analysis of all known trends or uncertainties regarding material commodity pricing and an assessment of the effectiveness of your efforts to recover increased material costs through contract renegotiation and pass-through arrangements to the extent material to your results of operations.

Response:

As requested, in future filings, where material, we will quantify and disclose the impact on cost of sales of changes in raw material commodity prices and any other significant factors responsible for changes in our cost of sales. We will also incorporate in our MD&A discussion any significant trends or uncertainties associated with material commodity costs and associated material cost recoveries from customers.

Acknowledgement:

In connection with responding to your comments, we again acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 419-866-2592 if you require additional information.

Very truly yours,

/s/ Rodney R. Filcek
Rodney R. Filcek
Senior Vice President & Chief Accounting Officer

cc:	William G. Quigley III, Executive Vice President & Chief Financial Officer

Roger J. Wood, President & Chief Executive Officer